Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 10 DATED NOVEMBER 7, 2014

TO THE PROSPECTUS DATED APRIL 15, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 15, 2014, as supplemented by Prospectus Supplement No. 1, dated May 19, 2014, Prospectus Supplement No. 2, dated June 30, 2014, Prospectus Supplement No. 3, dated July 7, 2014, Prospectus Supplement No. 4, dated July 23, 2014, Prospectus Supplement No. 5, dated July 28, 2014, Prospectus Supplement No. 6, dated August 18, 2014, Prospectus Supplement No. 7, dated August 29, 2014, Prospectus Supplement No. 8, dated September 24, 2014, and Prospectus Supplement No. 9, dated October 31, 2014 (the “Prospectus”).

The purpose of this Supplement is to provide an update regarding our relationship with SC Distributors, LLC, our dealer manager, and Strategic Capital Advisory Services, LLC, a non-controlling member of our Advisor.

Update Regarding our Relationship with Strategic Capital Advisory Services, LLC and SC Distributors, LLC

On October 29, 2014, American Realty Capital Properties, Inc. (“ARCP”) announced that its audit committee had concluded that the previously issued financial statements and other financial information contained in certain public filings should no longer be relied upon as a result of certain accounting errors that were not corrected after being discovered. ARCP is a public company that is an entirely separate entity from RCS Capital Corporation (“RCAP”), which is also a public company and the indirect owner of Strategic Capital Advisory Services, LLC (“SCAS”). SCAS is a non-controlling minority member of TriLinc Advisors, LLC (our Advisor) and exercises no control or influence over our investment, asset management or accounting functions or any other aspect of our management or operations. ARCP is not affiliated with us and therefore, ARCP’s announcement regarding its financial statements is not related to our financial operations.

Our board of managers is comprised of a majority of independent managers, with additional oversight provided by the board’s audit committee, which is comprised solely of independent managers. At no time have any of our independent managers served as officers or directors of ARCP, RCAP or any associated entity. In addition, Moss Adams LLP is our independent auditor and will provide the audit opinion for our 2014 financial statements. We are supported by a dedicated financial accounting and reporting team and we maintain our own financial reporting procedures. The majority of our executive officers have had significant tenures with us. As such, we reiterate that the accounting issues regarding ARCP are entirely unrelated to our financial reporting.

TriLinc Global, LLC, our Sponsor, is unaffiliated with RCAP, the parent company of our dealer manager – SC Distributors, LLC (SCD), and any affiliates of RCAP. Our Sponsor is the sole manager of our Advisor. Neither RCAP nor any of its affiliates have any control over our management or the management of our Sponsor and none of the officers or key employees of our Sponsor serve as officers or directors of ARCP, RCAP or any of their affiliates.

Our Advisor’s Investment Committee

Our board of managers delegated to our Advisor responsibilities relating to making investments on our behalf based on the underwriting guidelines approved by our board of managers and in compliance with our investment objectives and policies. Our Advisor utilizes the internal committee described below to oversee the implementation of our investment mandate.

Investment Committee

Our Advisor utilizes the Investment Committee to oversee certain aspects of our portfolio. The members of the Investment Committee are all employees or key personnel of our Sponsor. No member of our Investment Committee is a director, executive officer or employee of RCAP, our dealer manager, or any of their affiliates.

Our Board of Managers

We operate under the direction of our board of managers, a majority of which is independent of us, our Advisor, our Sponsor, and their affiliates. No member of our board of managers serves as a director or executive officer of RCAP, the dealer manager, or any of their affiliates.

The Dealer Manager

SC Distributors, LLC, or the dealer manager, is a wholly-owned subsidiary of RCAP. The dealer manager coordinates the distribution of our units on a best efforts basis, manages our relationships with participating broker dealers and provides assistance in connection with compliance matters relating to marketing the offering. The dealer manager provides only the foregoing distribution-related services to us on a contractual basis pursuant to the dealer manager agreement and exercises no control or influence over our investment, asset management or accounting functions or any other aspect of our management or operations. For the avoidance of doubt, the dealer manager owns no equity interests in our Advisor.

The Advisor

Pursuant to the operating agreement of our Advisor, SCAS, the non-controlling member, generally provides to us, on behalf of our Advisor, administrative services relating to communications with our unitholders, public relations services, marketing services, technology support and various operational services, including supervising the performance of our transfer and escrow agents and assisting in the administration of our distribution reinvestment program and our redemption plan. As previously stated, SCAS exercises no control or influence over our investment, asset management or accounting functions or any other aspect of our management or operations.